Exhibit 99.1
Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

All Amounts in $US unless stated otherwise

GOLDCORP REPORTS COMPANY-WIDE EXPLORATION PROGRESS

VANCOUVER, British Columbia, November 26, 2007 – GOLDCORP INC. (TSX: G, NYSE: GG) today provided a detailed update of exploration activities at its mines and projects.  As an aggressive $120 million exploration investment during 2007 nears completion, the Company has made several new gold discoveries among its substantial organic growth opportunities. In addition, based on year-long success in conversion of mineral resources, Goldcorp expects that it will more than replace proven and probable reserves mined in 2007 when company-wide reserves are updated early in 2008.  Specific exploration success includes:

•
Discovery of a high-grade shear zone at the Éléonore gold project in Quebec has the potential to enhance average grades for the overall deposit and to help grow the existing gold resource of 1.83 million ounces indicated and 0.93 million ounces inferred towards the Company’s near-term 5 million ounce target.[1]

•
At Red Lake Gold Mine in Ontario, new gold veins discovered in the Party Wall zone from surface to depth and in the footwall of the High Grade zone are expanding a rich suite of targets in what is already the richest gold mine in the world.  Continued progress at the Cochenour mine further enhances district opportunities.

•
Drilling at the Peñasquito project continues to define a new high-grade manto/skarn discovery that may support a concurrent underground mining operation at what is expected to be the largest gold mine in Mexico.  Promising early results at the nearby Noche Buena property add to a compelling value proposition for the Peñasquito district that currently includes proven and probable gold reserves in excess of 13 million ounces.[2]

•
Exciting progress at Musselwhite mine in Ontario includes the recent discovery of a new mineralized shear zone parallel to and west of the main orebody, and projection of known mineralized structures over 2 kilometers to the north. These results, along with generally higher than historical average gold grades in recent drilling of the PQ Deeps portion of the mine, support strong potential for reserve growth in coming years.

•
At Hoyle Pond, the premier deposit at Porcupine mine in Ontario, recent drill intercepts have extended the primary ore zone at least another 200 meters down dip, adding to the strong future at Porcupine already enhanced by the multi-million ounce Hollinger deposit which is now the subject of a pre-feasibility study.[3]

“Goldcorp is unique among major gold producers in that our industry-leading growth profile and future potential derives entirely from organic exploration within our current project boundaries,” said Kevin McArthur, Goldcorp President and Chief Executive Officer.  “These properties are of the highest quality: low cost, long-lived, situated in safe jurisdictions and unencumbered by gold hedges. Now, after a year of defining opportunities for further organic growth at our mines and projects, we are seeing real dividends.  This is the formula for maximizing shareholder value in a strong gold price environment.”

Complete drill hole databases, supporting data and illustrations for the mines and projects mentioned will be available at www.goldcorp.com.  Many of these concepts are illustrated in a company presentation on the website under: Investors/Presentations/Exploration Update, November 2007.

Canada

Goldcorp is the largest gold producer in Canada, and exploration success at Red Lake Gold Mines, Éléonore, Musselwhite and Porcupine will help extend the Company’s leadership in this important market.  The Company is committed to growing its business in Canada by developing and maintaining large, long-lived gold mines in several key operating districts.

Red Lake

Impressive high grade results continue from both surface and underground drilling at Red Lake Gold Mine.  Drilling results from the Party Wall zone both near surface and at depth, including 5.0 feet of 2.56 ounces per ton and 2.2 feet of 1.53 ounces per ton, provide encouragement for further reserves growth. In addition, a new discovery was made in the Footwall zone behind, or northeast, of the High Grade and Sulphide zones. New assays in this zone are highlighted below designated as the FW3 zone from the 34 level.  Excellent results, including 6.0 feet of 184 ounces per ton, have also been obtained in the hanging wall lenses of the High Grade zone and Deep Campbell. The main High Grade zone remains open at depth and will be tested once exploration platforms are completed in 2008.

Red Lake Drilling Results

Drill Hole	Area	From (feet)	To (feet)	Approx. true width (feet)	Au opt
DS-497	Party Wall	16.8	20.0	3.0	0.88
DS-499	Party Wall	126.0	135.1	7.0	0.39
DS-501	Party Wall	195.4	196.2	0.8	1.30
DS-497	Party Wall	228.3	234.0	5.0	2.56
DS-489	Party Wall	513.0	515.0	2.0	0.54
DS-499	Party Wall	372.5	374.0	1.5	2.79
DS-501	Party Wall	394.4	396.0	1.5	1.59
DS-507	Party Wall	415.4	416.7	1.2	2.12
DS-487	Party Wall	689.6	691.0	1.3	0.74

D30-743	Party Wall	8.8	11.2	2.2	1.53
D30-771	Party Wall	57.3	64.2	2.2	0.42
D30-771	Party Wall	305.2	311.4	2.5	0.26
D33-287	Party Wall	516.9	521.3	4.4	1.81
D33-288	Party Wall	597.9	599.4	1.4	0.88
D36-239	Party Wall	356.0	357.5	1.2	0.66
D36-240	Party Wall	416.6	420.3	2.5	6.82
D36-241	Party Wall	520.8	522.3	1.0	9.06
D36-241	Party Wall	537.3	539.3	1.3	50.27
D36-243	Party Wall	550.2	557.9	5.2	0.49
D36-243	Party Wall	617.9	621.5	2.5	0.41
D39-619	Deep Campbell	1510.0	1512.0	1.9	1.38
D39-674	Deep Campbell	1461.6	1463.2	1.5	0.79
D39-283	Deep Campbell	1464.0	1466.0	1.9	0.54
D39-281	Deep Campbell	1802.0	1803.2	1.1	2.25
D39-679	Deep Campbell	1720.0	1722.7	2.5	2.50
D39-680	Deep Campbell	1804.0	1805.0	0.9	0.62
34L1812	FW3	176.0	180.0	3.6	1.43
34L1682	FW3	156.0	160.0	3.6	0.46
34L1809	FW3	161.0	166.7	5.7	1.34
34L1810	FW3	174.0	180.0	6.0	5.09
34L1729	FW3	156.0	162.0	6.0	1.60
34L1684	FW3	159.7	161.0	1.3	0.92
40L001	HW HG Zone	204.4	232.4	6.0	184.00
40L002	HW HG Zone	181.0	193.0	6.0	3.62
40L003	HW HG Zone	139.0	145.0	6.0	1.19

In the Red Lake district, development plans and permitting studies are underway for dewatering and rehabilitation of the Cochenour shaft to allow for deep delineation drilling to follow up various intercepts in newly-discovered zones. A sampling of these intercepts, including 2.0 meters of 68.5 grams per ton, is provided in the table below.

Cochenour Drilling Results

Drill Hole	Area	From (m)	To (m)	Interval (m)	Au g/t
704-4	Cochenour	417.0	419.0	2.0	68.50
CW7054A	Cochenour	1136.7	1138.3	1.6	32.99
BC0618W4	Cochenour	1432.0	1434.0	2.0	36.37
Note: Not true widths; true width is generally 50 percent of interval.

Éléonore

At the Éléonore project in Quebec, four drill rigs continue work with the goal of expanding the previously reported mineral resource, as issued in a press release on June 25, 2007.  North of the Roberto Zone, a high grade shear zone with quartz veining continues to see strong results, including 1.0 meter of 327 grams per tonne and 2.0 meters of 216.6 grams per tonne.  In addition, drill hole ELE-07-481 containing 3.0 meters of 199.2 grams per tonne was cut in a separate new area east of the Roberto deposit. This result is considered to be part of a new shallow body of yet unknown rake and dimension. The discovery of the shear zone provides additional support for further extensions of mineralization along shear zones both north and south of the main Roberto zone. The main zone is also being tested with a deep hole intended to intercept the Roberto deposit at a 1,500 meter depth. A drill plan is in place to further outline the northern end of the Roberto ore shoot to a depth of 800 meters and to continue following the north and possible south shear zone mineralization. Most of the Éléonore concession remains unexplored. A first-phase regional sampling program, for which results are pending, will help direct the evaluation of future regional targets in 2008.

Éléonore Drilling Results

Drill Hole	Area	From (m)	To (m)	Interval (m)	Au g/t
ELE-07-471	North shear	305.00	306.00	1.00	327.00
ELE-07-470	North shear	285.81	287.26	1.45	267.51
ELE-07-431	North shear	225.00	227.00	2.00	216.60
ELE-06-194	North shear	62.40	63.60	1.20	95.49
ELE-05-129B	North shear	321.00	322.30	1.30	74.20
ELE-07-481		139.00	142.00	3.00	199.20
Note: Not true widths; true width is generally 70 to 90 percent of interval.

Musselwhite

At Musselwhite, drilling on both the North Shore and a newly-discovered shear zone west of the existing deposit indicates high potential for future resource expansion.  In addition, by early next year a reserves increase is expected in the PQ Deeps area with the discovery of new mineralization that is generally higher grade than historical averages at the mine.

Deep drilling to test Musselwhite potential has been successful.  The main ore-bearing banded iron formation has now been extended over 2 kilometers north of the existing workings in drill holes collared on the north shore of Opap Lake. Assays from this drilling include an intercept of 4 meters of 15.5 grams per tonne gold.  A second hole is now underway to further test the North Shore discovery.

A newly-discovered parallel shear zone at Musselwhite is only 200 meters west of the current workings.  This discovery, called the “Moose” zone includes an intercept of 4.8 meters true width of 14.0 grams per tonne gold.  Previous drill hole data from this area supports the presence of an additional new parallel shear zone further west, including 3.2 meters of 18 grams per tonne gold and 5.1 meters of 7 grams per tonne gold. Current information indicates the potential for several other mineralized shear zones.

Porcupine

At Porcupine, the Company continues to target long-term annual production of 300,000 to 400,000 ounces of gold from this historic mining district.  Strong future potential is supported by excellent ongoing results from 12 core drill rigs, including five focused on infill drilling at the  Hollinger deposit.3  At Hoyle Pond, a recent drill hole intersected the VAZ-6 area on the 1345 level with 2.4 meters of 301 grams per tonne gold within 13 meters of 65.9 grams per tonne gold. A second hole on the 1335 level contained 6 meters of 21.7 grams per tonne gold.  This result was contained within 16 meters of 10.24 grams per tonne gold. These results indicate the Hoyle Pond deposit may have significant additional depth potential, similar to the deeper mines in the district.

Peñasquito

At the Peñasquito project in Mexico, proven and probable reserves increased by 48% in June, 2007.  Beyond infill drilling of the existing mineral resource, the focus of exploration efforts remains on the new manto-skarn discovery at depth. Additional drilling of this zone will continue into 2008 with a view towards delineating a high-grade resource that could be mined by underground methods concurrent with open pit operations. Selected intercepts from the manto-skarn discovery are as follows:

Manto-Skarn Zone Drilling Results

Drill Hole	Area	Interval (m)	Au (g/t)	Ag (g/t)	Zn (%)	Lead (%)
GP-501-07	Manto/skarn	22	5.41	191	8.82	6.05
GP-501-07	Manto/skarn	12	1.02	354	14.02	4.10
GP-479-07	Manto/skarn	30	0.28	178	7.10	0.42
GP-548-07	Manto/skarn	10	4.04	231	0.32	0.79
GP-548-07	Manto/skarn	34	0.60	396	3.51	3.04
Note: Not true widths; true widths are generally 70 to 90 percent of interval.

Within the Company’s extensive landholdings in the greater Peñasquito district, three regional exploration targets are currently being drilled.  The most advanced is the Noche Buena target, located five kilometers north of Peñasquito.  The conceptual target at Noche Buena is skarn-style gold, silver, lead and zinc mineralization similar to deeper portions of Peñasquito. Near-surface intercepts in this area are oxidized, pointing to the potential for heap-leach operations. Assays from select drill holes, including 56 meters of 1.57 grams per tonne gold and 69.4 meters of 1.28 grams per tonne gold, are set out below.

Noche Buena Drilling Results

Drill Hole	Area	Interval (m)	Au (g/t)	Ag (g/t)	Zn (%)	Lead (%)
NB 1	Noche Buena	32.3	0.53	30.6	1.01	1.52
		4.0	6.90	61.4	1.74	0.60
NB 2	Noche Buena	86	0.81	41.2	0.31	0.53
		56	1.57	17.0	0.22	0.12
		24	0.49	4.8	0.94	0.01
NB 4	Noche Buena	69.4	1.28	142.1	Oxide
		48.4	0.42	24.2	0.30	0.38
		39.3	0.84	20.2	0.33	0.25
NB 6	Noche Buena	51.0	0.19	14.3	0.74	0.32
		70.0	0.38	5.2	0.34	0.02
Note: Not true widths; true widths are generally 70 to 90 percent of interval.

On December 3, 2007, Goldcorp plans to release the economic results from a 30% increase in throughput at Peñasquito to 130,000 tonnes per day.  Included in the results will be revised capital costs, year-by-year metals production and total cash costs.

Mr. McArthur concluded, “Goldcorp will continue its efforts to expand on these exciting exploration successes in 2008 as a key component of our larger growth strategy. As always, we will pursue accretive growth for the benefit of our shareholders through building the projects already in our development pipeline, adding reserves through further organic exploration success and searching for smart, value-adding acquisition opportunities. The combination of low costs, unhedged gold production and growth in safe jurisdictions sets Goldcorp apart in the ongoing positive market for gold.”

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

Goldcorp has a team of geoscientists who are "qualified persons” as such term is defined under National Instrument 43-101, responsible for the design and conduct of Goldcorp’s exploration programs and have reviewed and approved the contents of this news release.  For information on geology, exploration activities generally, and drilling and analysis procedures on Goldcorp’s material properties, see Goldcorp’s Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the United States Securities and Exchange Commission. Sampling and assaying methods of these programs are being conducted in accordance with the CIM Mineral Exploration Best Practices Guidelines.

Footnotes

1. The mineral resource statement for Éléonore is presented in the following table:

Mineral Resource Statement* for the Éléonore Gold Deposit
April 4, 2007

Resource Category	Tonnage (tonne)	Grade (g/t Au)	Contained Ounces
Indicated	7,709,500	7.40	1,834,900
Inferred	4,059,000	7.12	929,100

* Reported at a cut-off of 3.5 gpt gold, all figures rounded to reflect the relative accuracy of the mineral resource estimate. The preparation of the initial resource estimate for the Éléonore project was a joint effort between Goldcorp personnel, G.N. Lustig Consulting Ltd. and SRK Consulting Canada Inc. (“SRK”). The mineral resources were estimated by SRK using a geostatistical block modeling approach. Capped gold grades were interpolated into a block model constrained by wireframes by ordinary kriging with estimation parameters determined by variography. Mineral resources were classified using variography ranges and geology by Yan Bourassa, P.Geo of SRK, a qualified person as defined under NI 43-101 in accordance with CIM Standards. Mr. Bourassa has reviewed and approved the contents of this news release relating to mineral resources at Éléonore. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

2. The Proven and Probable Reserves for Penasquito is presented in the following table:

Peñasquito Proven & Probable Reserves Summary Data1, 2, 3
June 25, 2007

Proven Reserves Ore tonnes (millions)	June 2007
Oxide (heap leach)	42.1
Sulfide (flotation)	426.9
Total ore tonnes (millions)	469.0
Oxide ore grade
Gold (grams per tonne)	0.21
Silver (grams per tonne)	20.9
Sulfide ore grade
Gold (grams per tonne)	0.57
Silver (grams per tonne)	34.0
Lead (%)	0.36
Zinc (%)	0.78
Contained Metals
Gold (troy ounces - millions)	8.2
Silver (troy ounces - millions)	495
Lead (tonnes – millions)	1.56
Zinc (tonnes – millions)	3.34
Probable Reserves	June 2007
Ore tonnes (millions)
Oxide (heap leach)	68.3
Sulfide (flotation)	380.2
Total ore tonnes (millions)	448.6

Oxide ore grade
Gold (grams per tonne)	0.17
Silver (grams per tonne)	16.4
Sulfide ore grade
Gold (grams per tonne)	0.37
Silver (grams per tonne)	27.2
Lead (%)	0.29
Zinc (%)	0.65
Contained Metals
Gold (troy ounces - millions)	4.9
Silver (troy ounces - millions)	368
Lead (tonnes – millions)	1.11
Zinc (tonnes – millions)	2.47
1 Cut-off grades for Peñasquito reserves are as follows: $4.55 NSR for Breccia and Intrusive; $5.18 NSR for Sediments; $1.30 NSR for South Oxides and $1.18 for North Oxides using reserves metals prices as referred to in Note 2 below.
2 Metals prices utilized in the pit design were:  $525 per ounce gold, $10.00 per ounce silver, $0.40 per pound lead and  0.80 per pound zinc.
3 The Mineral Resources and Mineral Reserves for Peñasquito have been estimated under Canadian Institute of Mining, Metallurgy, & Petroleum Standards (CIM Standards) in accordance with National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”) These resource and reserve estimates have been prepared under the supervision of Robert Bryson, Vice President, Engineering for Goldcorp Inc., a Qualified Person as defined under NI 43-101.  Mr. Bryson has reviewed and approved the contents of this news release.

3. The Mineral Resource Statement for Hollinger is presented in the following table:

Mineral Resource Statement for Hollinger (100%)
December 31, 2006

Resource Category	Tonnage (tonne)	Grade (g/t Au)	Contained Ounces
Indicated	40,300,000	1.65	2,142,663
Inferred	44,200,000	1.57	2,236,009

* Reported at a cut-off of 0.637 gpt gold, all figures rounded to reflect the relative accuracy of the mineral resource estimate. The     mineral resources were estimated in-house by Porcupine personnel using a geostatistical block modeling approach. Capped gold grades were interpolated into a block model constrained by domain wireframes by ordinary kriging with estimation parameters determined by variography. Mineral resources were classified using variography ranges incorporating number of drill holes used in the resource estimate by Patti Nakai-Lajoie, P.Geo. and Senior Resource Evaluation Geologist at the Porcupine Joint Venture of Goldcorp Inc., a qualified person as defined under NI 43-101 in accordance with CIM Standards. Mineral resources are not mineral reserves and do not demonstrate economic viability. Ms. Nakai-Lajoie has reviewed and approved the contents of this news release relating to mineral resources at Hollinger.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001	e-mail: info@goldcorp.com website: www.goldcorp.com